UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALVOTECH

(Name of Issuer)

Ordinary Shares, with a nominal value of $0.01 per share

(Title of Class of Securities)

L01800 108

(CUSIP Number)

Carmen André

c/o Celtic Holdings S.C.A.

20, Avenue Monterey

L-2163 Luxembourg

Grand-Duchy of Luxembourg

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Lucy Bullock

Jessica Chen

White & Case LLP

5 Old Broad Street

London EC2N 1DW

November 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Celtic Holdings S.C.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 90,005,334
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,005,334
11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,005,334
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2% (1)
14	Type of Reporting Person CO

(1)	Calculated based on 248,649,505 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Registration Statement on Form F-1/A (333-266294) filed on September 14, 2022.

1	Names of Reporting Persons Alvogen Lux Holdings S.à r.l.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 90,005,334
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 90,005,334
11	Aggregate Amount Beneficially Owned by Each Reporting Person 90,005,334
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.2% (1)
14	Type of Reporting Person CO

(1)	Calculated based on 248,649,505 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Registration Statement on Form F-1/A (333-266294) filed on September 14, 2022.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on June 27, 2022 (as amended by Amendment No. 1 thereto on July 15, 2022, the “Schedule 13D”) with the Securities and Exchange Commission with respect to the ordinary shares (“Ordinary Shares”) of Alvotech, a public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, Rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B258884 (the “Issuer”) by Alvogen Lux Holdings S.à r.l. (“Alvogen”), a private limited liability company (société à responsabilité limitée) domiciled in Luxembourg, with an address of 5, rue Heienhaff, L-1736 Senningerberg, Luxembourg, Grand-Duchy of Luxembourg, and Celtic Holdings S.C.A. (“Celtic Holdings” and together with Alvogen, the “Reporting Persons”), a partnership limited by shares (société en commandite par actions) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, avenue Monterey, L-2163 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 197804.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Put Option Exercise

A predecessor of the Issuer issued convertible bonds to several investors in December 2018. The bonds were amended in June 2021 and in connection with the amendments to the bonds, the bondholders were given the option to convert a portion of the bonds into shares of the Issuer (“Conversion Shares”). The bondholders also entered into a Put Option Agreement, dated as of June 24, 2021, by and among the Issuer, the bondholders named therein, and Alvogen (the “Put Option Agreement”) pursuant to which the bondholders were granted a put option to sell the Conversion Shares to Alvogen, at an exercise price set forth in the Put Option Agreement. On September 8, 2022, certain bondholders exercised their put option pursuant to the Put Option Agreement, and on October 7, 2022, Alvogen purchased an aggregate of 1,064,715 Ordinary Shares from the bondholders for an aggregate purchase price of approximately $22 million. The put option pursuant to the Put Option Agreement expired on September 30, 2022.

Debt Financing

On November 16, 2022, the Issuer entered into amendments to its existing senior bonds with third parties (the “Senior Bonds”) to increase the borrowing capacity under the Senior Bonds and make certain amendments to the repayment schedule of the Senior Bonds, among other things.

On November 16, 2022, the Issuer, as borrower, entered into a subordinated loan agreement with Alvogen, as lender, for a loan in an aggregate principal amount equal to $112.5 million (the “Alvogen Facility”). The Alvogen Facility comprises (i) a cash facility that may be drawn down by the Issuer in an aggregate principal amount of $50 million and (ii) a cashless rollover facility of existing Alvogen bridge loans, dated April 11, 2022 and June 1, 2022, for an aggregate outstanding amount of $62.5 million. The Alvogen Facility bears interest at a rate of 17.50% per annum. The interest rate may be reduced to 15% per annum if the Issuer receives FDA approval for AVT02 and raises $75.0 million in net proceeds from the issuance of new equity by December 15, 2022, and $150.0 million in net proceeds from the issuance of new equity (including net proceeds raised by December 15, 2022) by March 31, 2023. Interest is payable on June 30 and December 31 of each year and, on the interest payment date, shall be capitalized and added to the outstanding principal amount of the loan then outstanding and will accrue interest at the rate then applicable. The Issuer can draw on the cash facility in one or more installments but no amount repaid or prepaid may subsequently be re-borrowed. The Issuer drew on the Alvogen Facility in full on November 16, 2022.

In the event that the Issuer has raised $50.0 million in net proceeds from the issuance of new equity by December 15, 2022 (such raise, a “Successful New Capital Increase”), the Issuer shall, within 30 business days after December 15, 2022, offer to Alvogen the right to convert any outstanding amount under the Alvogen Facility into such new equity raised by the Issuer.

The Alvogen Facility is subordinated to the Senior Bonds and pari passu with a convertible bond instrument issued by the Issuer to ATP Holdings ehf., an affiliate of Aztiq Pharma Partners S.à r.l., an existing investor in the Issuer (“Aztiq” and such bond the “Aztiq Convertible Bond”), with an approximate value of $80.0 million. Subject to limitations resulting from the subordination, the Issuer may repay the Alvogen Facility, in whole or in part, at any time during the term of the loan. The outstanding amounts of the Alvogen Facility will become due and payable if (i) the Senior Bonds have been repaid in full, (ii) the Issuer has not received at least $70 million in principal amount for the issuance of the Senior Bonds within two business days of the first drawdown of the Alvogen Facility, or (iii) if a Successful New Capital Increase occurs. The principal amount of the loan together with the accrued interest is required to be repaid by the Issuer by December 24, 2025.

Under the terms of the Alvogen Facility, without the prior approval of Alvogen, the Issuer shall not be permitted to enter into any separate agreements that allow any outstanding indebtedness that (i) is secured on a basis junior to the Senior Bonds, (ii) is subordinated to the Senior Bonds, but senior to Alvogen Facility, (iii) is subordinated in the right of payment to the Senior Bonds and senior in right of payment to Alvogen Facility, or (iv) is pari passu with or senior to the Alvogen Facility.

Warrants

In connection with the Alvogen Facility described above, on November 16, 2022, the Issuer entered into a warrant agreement (the “Warrant Agreement”) with Alvogen for no additional consideration, pursuant to which Alvogen will subscribe for warrants to purchase a number of Ordinary Shares equal to (i) 4% of the fully-diluted Ordinary Shares outstanding on the Trigger Date (as defined below) (ii) 3.3% of the fully-diluted Ordinary Shares outstanding on the Trigger Date in the event Aztiq has purchased at least $25 million in Ordinary Shares and/or convertible bonds of the Issuer prior to December 15, 2022 or (iii) no Ordinary Shares in the event that the Alvogen Facility is repaid in full prior to the Trigger Date, in each case subject to adjustment pursuant to the terms of the Warrant Agreement at an exercise price of one cent ($0.01) per share (the “Warrants”). The Warrants will be issued on the Trigger Date, subject to the receipt of the Warrant subscription form duly executed by Alvogen. The “Trigger Date” for the issuance of the Warrants is either (i) December 15, 2022, if a Successful New Capital Increase has not occurred on or before that date, or (ii) December 20, 2022 if any amount remains outstanding pursuant to the Alvogen Facility on that date.

The Warrants are also subject to adjustment in certain circumstances pursuant to Section 3 of the Warrant Agreement, including: (i) if the number of Ordinary Shares is increased by a capitalization or share dividends or other rights to purchase or acquire Ordinary Shares, or a split-up or similar event, (ii) if Aztiq elects to convert certain existing convertible bonds in excess of $80 million or elects to provide funding to the Issuer of an additional $25 million prior to December 31, 2022 or (iii) in connection with a reclassification or reorganization of the Issuer. Alvogen and the Issuer have also agreed to act in good faith to agree to modifications to the Warrant Agreement to provide for additional anti-dilution adjustments in the event that (i) the paid-in-kind interest on the Aztiq Convertible Bond is converted into Ordinary Shares or (ii) any modifications are made to outstanding warrants issued to the holders of the Senior Bonds, which modifications shall be satisfactory to Alvogen.

The Warrants may only be exercised for cash during the exercise period, which commences on the Trigger Date and terminates at the earliest of (i) the liquidation of the Issuer in accordance with the Issuer’s articles of association or (ii) five (5) years after the date on which the Issuer issued the Warrants (the “Expiration Date”). Each Warrant not exercised or not exercisable on or before the Expiration Date shall become void, provided that if there is a bankruptcy, dissolution or an insolvent winding up of the Issuer, the Warrants shall be treated as if they had been exercised in full.

Under the terms of the Warrant Agreement, Alvogen is not permitted to transfer any Warrants without the prior consent of the Issuer, unless such transferee is considered a Permitted Transferee (as defined in the Warrant Agreement). The Warrant Agreement also provides customary registration rights for the Ordinary Shares underlying the Warrants, but not for the Warrants themselves.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired beneficial ownership of the Conversion Shares described in this Amendment in connection with the bondholders’ exercise of a put option pursuant to the Put Option Agreement, as described in Item 3 to this Amendment. The Reporting Persons may acquire beneficial ownership of the Ordinary Shares underlying the Warrants, as described in Item 3 to this Amendment.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis, and may dispose of or acquire additional securities of the Issuer or seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes. The Reporting Persons may also engage in discussions with the Issuer regarding the Issuer’s management and/or board of directors (the “Board”), other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. Except as stated herein, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D. However, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board, including any special committees of the Board and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Ordinary Shares is based on a total of 248,649,505 Ordinary Shares outstanding, as reported in the Issuer’s Registration Statement on Form F-1/A (333-266294) filed on September 14, 2022.

Except in connection with the exercise of the put option described in Item 3 above, during the past 60 days none of the Reporting Persons or the Covered Persons has effected any transactions in the Issuer’s Ordinary Shares.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Information about the Put Option Agreement, the Alvogen Facility, and the Warrant Agreement included in Item 3 of this Amendment is incorporated herein by reference.

The foregoing descriptions of the Alvogen Facility and Warrant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Amendment and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description
7	Subordinated Loan Agreement, by and between Alvogen Lux Holdings SARL and Alvotech, dated as of November 16, 2022 (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed on November 17, 2022).
8	Warrant Agreement, by and between Alvogen Lux Holdings SARL and Alvotech, dated as of November 16, 2022 (incorporated by reference to Exhibit 99.7 to the Issuer’s Report on Form 6-K filed on November 17, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Tomas Ekman
Name:	Tomas Ekman
Title:	Class A Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

ALVOGEN LUX HOLDINGS SARL

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Carmen André
Name:	Carmen André
Title:	Class A Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Jung Ryun Park
Name:	Jung Ryun Park
Title:	Class B Director

CELTIC HOLDINGS S.C.A.

By:	/s/ Róbert Wessman
Name:	Róbert Wessman
Title:	Class C Director